RED WHITE & BLOOM APPOINTS CNBC MARKET ANALYST STEVEN GRASSO AS BUSINESS ADVISOR

Toronto, Ontario, July 16, 2020 – Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to announce that it has appointed Steven Grasso as Business Advisor to the Company.

Steven Grasso began his career on the floor of the New York Stock Exchange in 1993. He joined Stuart Frankel & Co. as an institutional sales trader in 1999. As Director of Institutional Sales for Stuart Frankel & Co., Steven has worked closely with some of the largest mutual funds, pension funds, insurance companies, and hedge funds in the world directly from the floor of the Stock Exchange. Over his 27-year career, Steven has actively participated in various Stock Exchange committees ranging from allocating new listings to designated market makers to developing standardized tests that the floor community uses for continuing education. Steven closely follows the Washington D.C./Markets connection, using his extensive Capitol Hill and SEC relationships to better inform his clients on policy changes and regulation.

Steven is perhaps best known for being a CNBC market analyst and is a regular on CNBC’s popular “Fast Money” show, which airs daily during the business week and has an average daily viewership that currently exceeds 250,000.  Mr. Grasso also speaks at many traders’ conferences across the country on a regular basis, as well as business round tables with many influential leaders of industry where he addresses a broad range of market related issues, including the effects of regulation and the political process on equities.

“Steve has been assisting the company for some time and we are pleased that he has agreed to take an expanded role as a business advisor,” stated Brad Rogers, CEO of RWB. “We believe Mr. Grasso’s significant experience in the financial markets coupled with his relationships in the Healthcare and Life Sciences industries will be a great asset to us as we move forward with our expansion plans in the US.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, California, and Florida with respect to cannabis, and the US and Internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of Red White & Bloom’s business plan.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of Red White & Bloom’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to Red White & Bloom’s proposed business, such as failure of the business strategy and government regulation; risks related to Red White & Bloom’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to Red White & Bloom and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events.  However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.  While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE.  WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.